SO
3/10/03

03002263

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Brothers & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Hekma Road
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Wright 1-800-246-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss & Company, PC
(Name – *if individual, state last, first, middle name*)

98 Mill Plain Road (Address) Danbury (City) CT (State) 06811 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles M. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Brothers & Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles M Wright
Signature

President
Title

Thomas E. McGeady
Notary Public

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS & COMPANY, PC

CERTIFIED PUBLIC ACCOUNTANTS

98 MILL PLAIN ROAD, PENTHOUSE SUITE 4B
DANBURY, CONNECICTICUT 06811
PHONE: 203-797-9681 FAX: 203-744-7890

704 ROUTE 6, MAHOPAC, NEW YORK 10541
PHONE: 845-621-5900

Board of Directors
Wright Brothers & Co., Inc.

We have audited the accompanying Focus Form X-17A-5 of Wright Brothers & Co., Inc. as of December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Brothers & Co., Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Weiss & Company
Certified Public Accountants

Danbury, Connecticut
February 21, 2003

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Annual Short 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: WRIGHT BROTHERS & CO., INC. [0013]

SEC File Number: 8- 52858 [0014]

Address of Principal Place of Business: 1 HEKMA ROAD [0020]

GREENWICH [0021] CT [0022] 06831 [0023]

Firm ID: 104393 [0015]

For Period Beginning 01/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Weiss & Company, P.C. [0030] Phone: (203)797-9681 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ○ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	21,190 [0200]		21,190 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			

	[0150]			
B. Other securities				
	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities				
	[0170]			
B. Other securities				
	[0180]			
8. Memberships in exchanges:				
A. Owned, at market				
	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		1,029 [0490]	[0680]	1,029 [0920]
11. Other assets		[0535]	3,300 [0735]	3,300 [0930]
12. TOTAL ASSETS		22,219 [0540]	3,300 [0740]	25,519 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	2,300 [1205]	5,055 [1385]	7,355 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. from outsiders [0970]		[1400]	0 [1710]
	2. Includes equity subordination (15c3-1 (d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]

	[0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	0 [1730]
1. from outsiders	[1000]			
2. Includes equity subordination (15c3-1 (d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		2,300 [1230]	5,055 [1450]	7,355 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	1,000 [1792]
C. Additional paid-in capital	45,300 [1793]
D. Retained earnings	-28,136 [1794]
E. Total	18,164 [1795]

F.	Less capital stock in treasury		[1796]
24.	TOTAL OWNERSHIP EQUITY	18,164	[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	25,519	[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	9,640 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	9,640 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		7,649 [3995]
9.	Total revenue		17,289 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]

11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		384 [4195]
15.	Other expenses		20,820 [4100]
16.	Total expenses		21,204 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-3,915 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-3,915 [4230]

WRIGHT BROTHERS CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From (used by) Operating Activities		
Net Loss	$	(3,915)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		171
Change in assets and liabilities:		
Decrease in accounts receivable		14,856
Decrease in accounts payable, accrued liabilities		(12,892)
Net cash used by operating activities		(1,780)
Cash Flows From (used by) Investing Activities		
Purchase of fixed assets		(1,200)
Net Cash Used By Investing Activities		(1,200)
Cash Flows From (used by) Financing Activities		
Loan from officer		7,005
Net Cash Provided by Financing Activities		7,005
Net Increase in Cash and Cash Equivalents		4,025
Cash and Cash Equivalents at December 31, 2001		17,165
Cash and Cash Equivalents at December 31, 2002	$	21,190

The accompanying notes are an integral part of these financial statements.

WRIGHT BROTHERS & CO., INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Note #1 - Significant Accounting Principles

The company was formed on September 12, 1991, and currently acts as a general securities dealer.

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation computed principally on accelerated methods over estimated useful lives of approximately 5 years. As of December 31, 2002, depreciation expense amounted to $171.

Note #2 - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2002 the Company had net capital requirements of $14,659 and $5,000, respectively.

Note #3 - Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences in net capital under Rule 15c3-1 between the annual audited Focus Part 111 and the unaudited focus files as of the same date.

Note #4 - Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, where income is not taxable to the Company, but is instead taxed proportionately to its stockholders.

State Income taxes have been accrued or paid and are reflected as such in these financial statements.